UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

1 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 1 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/02/2024	900,000	£25.3150	£24.7050	£25.0796	LSE	GBP
01/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
01/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
01/02/2024	900,000	€29.9850	€29.3200	€29.7064	XAMS	EUR
01/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
01/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 01-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/decb3bb3-2553-4f3b-be83-a3b2558c192a)

Transaction in Own Shares

2 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/02/2024	785,000	£25.0200	£24.6100	£24.8330	LSE	GBP
02/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
02/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
02/02/2024	790,000	€29.6750	€29.1700	€29.4315	XAMS	EUR
02/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
02/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 02-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/faf99c3d-a4a3-439f-967e-78df33fabe38)

Transaction in Own Shares

5 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/02/2024	950,000	£24.8800	£24.6750	£24.7493	LSE	GBP
05/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
05/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
05/02/2024	961,000	€29.4000	€29.1450	€29.2648	XAMS	EUR
05/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
05/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 05-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/79748b14-fed9-43ce-ab9c-436fecd319ae)

Transaction in Own Shares

6 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 6 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/02/2024	945,000	£25.0450	£24.8150	£24.9126	LSE	GBP
06/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
06/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
06/02/2024	940,000	€29.5650	€29.3800	€29.4745	XAMS	EUR
06/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
06/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 06-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/bdeae8ca-ef30-46e9-bf4d-a7778fd2d9f2)

Transaction in Own Shares

7 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 7 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/02/2024	1,030,000	£24.9550	£24.6050	£24.7631	LSE	GBP
07/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
07/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
07/02/2024	1,019,968	€29.6150	€29.1900	€29.3855	XAMS	EUR
07/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
07/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 07-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/03475124-6e5a-457e-8dc6-4f3d7db87d77)

Transaction in Own Shares

8 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/02/2024	922,000	£24.9200	£24.4700	£24.7406	LSE	GBP
08/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
08/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
08/02/2024	859,820	€29.5000	€29.0050	€29.3088	XAMS	EUR
08/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
08/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 08-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/4f326ebb-dc46-4368-9814-c1ced2297b9f)

Transaction in Own Shares

9 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/02/2024	850,000	£25.0850	£24.7900	£24.9449	LSE	GBP
09/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
09/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
09/02/2024	810,000	€29.7250	€29.4000	€29.5591	XAMS	EUR
09/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
09/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 09-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/473bedb0-435b-4fb5-ac7c-e0803302c7f2)

Transaction in Own Shares

12 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/02/2024	636,000	£25.1050	£24.7700	£24.9803	LSE	GBP
12/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
12/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
12/02/2024	597,000	€29.7700	€29.3400	€29.6238	XAMS	EUR
12/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
12/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 12-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/51173a0d-cf35-430e-8173-d7f9a7673243)

Transaction in Own Shares

13 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/02/2024	350,000	£25.1700	£24.7700	£24.9597	LSE	GBP
13/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
13/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
13/02/2024	300,000	€29.9200	€29.4800	€29.7066	XAMS	EUR
13/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
13/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 13-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/cf0a8fdf-7711-47b8-852c-25e58c4eba0f)

Transaction in Own Shares

15 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/02/2024	1,470,000	£24.8100	£24.2550	£24.5047	LSE	GBP
15/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
15/02/2024	500,000	£24.8050	£24.2600	£24.4905	BATS (BXE)	GBP
15/02/2024	1,600,000	€29.3900	€28.7200	€29.0195	XAMS	EUR
15/02/2024	430,000	€29.3800	€28.7200	€28.9977	CBOE DXE	EUR
15/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 15-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/7a4dd84a-ee37-44eb-981f-a9cdb71b1a86)

Transaction in Own Shares

16 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/02/2024	1,490,000	£25.0500	£24.8050	£24.9331	LSE	GBP
16/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
16/02/2024	210,000	£25.0000	£24.8100	£24.9301	BATS (BXE)	GBP
16/02/2024	1,500,000	€29.6250	€29.3750	€29.4973	XAMS	EUR
16/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
16/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 16-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/43276156-9ad2-4f7b-8aab-a7785ccacd39)

Transaction in Own Shares

19 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/02/2024	1,016,300	£25.1200	£24.8950	£25.0442	LSE	GBP
19/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
19/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
19/02/2024	1,038,400	€29.7400	€29.4950	€29.6514	XAMS	EUR
19/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
19/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 19-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/380d933e-f816-45b4-978f-acf83c0f9dc2)

Transaction in Own Shares

20 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/02/2024	1,200,000	£25.2000	£24.7700	£24.9738	LSE	GBP
20/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
20/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
20/02/2024	1,170,000	€29.7800	€29.2950	€29.5190	XAMS	EUR
20/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
20/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 20-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/f7161faa-9958-424b-9226-d422cbdf2803)

Transaction in Own Shares

21 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/02/2024	1,141,930	£25.1000	£24.7900	£24.9845	LSE	GBP
21/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
21/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
21/02/2024	944,800	€29.6400	€29.2750	€29.4954	XAMS	EUR
21/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
21/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 21-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/32e5780d-353d-4536-ae59-0d872a0310b5)

Transaction in Own Shares

22 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/02/2024	755,598	£25.2900	£25.0050	£25.1464	LSE	GBP
22/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
22/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
22/02/2024	925,000	€29.8650	€29.5200	€29.7055	XAMS	EUR
22/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
22/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 22-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/70111f03-87a1-45e3-859f-3b2224b77980)

Transaction in Own Shares

23 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/02/2024	1,025,000	£25.1750	£24.6900	£24.9244	LSE	GBP
23/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
23/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
23/02/2024	955,343	€29.7800	€29.2650	€29.5231	XAMS	EUR
23/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
23/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 23-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/e9891db7-51c3-456a-9cf6-c5e0ce3059c4)

Transaction in Own Shares

26 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/02/2024	1,100,000	£24.9000	£24.5350	£24.6579	LSE	GBP
26/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
26/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
26/02/2024	1,100,000	€29.4550	€29.0250	€29.1599	XAMS	EUR
26/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
26/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 26-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/9166c568-92e0-4c04-a0f8-6182f7323c96)

Transaction in Own Shares

27 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/02/2024	1,064,000	£24.9000	£24.6900	£24.7851	LSE	GBP
27/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
27/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
27/02/2024	1,042,000	€29.4350	€29.1900	€29.2867	XAMS	EUR
27/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
27/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 27-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/58fa402d-c39c-4c2a-b062-24ba415ccb3a)

Transaction in Own Shares

28 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/02/2024	1,160,800	£24.7900	£24.5300	£24.6655	LSE	GBP
28/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
28/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
28/02/2024	1,190,700	€29.3100	€29.0250	€29.1432	XAMS	EUR
28/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
28/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 28-Feb-24_Complete (https://ml-eu.globenewswire.com/Resource/Download/066de6c3-581d-40e9-8dd0-52836397f8bf)

Transaction in Own Shares

29 February, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 February 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/02/2024	1,093,000	£24.7050	£24.5000	£24.5981	LSE	GBP
29/02/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
29/02/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
29/02/2024	1,135,000	€29.1850	€28.9550	€29.0569	XAMS	EUR
29/02/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
29/02/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 February 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 February 2024 up to and including 26 April 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell Share Buyback RNS - 29-Feb-24 complete (https://ml-eu.globenewswire.com/Resource/Download/051e4ddc-7cc8-43b3-b5aa-bc54a783e9d0)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: March 1, 2024	/s/ Caroline Omloo
Caroline Omloo
Company Secretary